STAY CLEAN

Investor Solicitation

CONFIDENTIAL

Our Agenda

Empowering Recovery Online

The Need

Empowering Recovery Online

STAY CLEAN

27 Million

8% of the population of the U.S. suffers from Substance Use Disorder

216 Million

Codependents in relationship with those with Substance Use Disorders

12% Treatment

1 in 8 people suffering from Substance Use Disorder actually encounter treatment of any sort


STAY
CLEAN

6% Recover

The percentage of people actively in recovery who achieve one year of continuous recovery.

$442 Billion

Is the total cost to GDP which includes 500 Million lost workdays.

168K Deaths Annually

98K deaths from alcoholism and another 70K lost due to addiction to other drugs.

The existing 85 year old system cannot scale to meet the need

Our Purpose

Empowering Recovery Online

Stay Clean was founded on the idea that ***everyone that suffers from addiction*** to drugs or alcohol should have ***access to professional clinical resources*** to aid them through the recovery process.

In today's connected world over ***90% of the population*** of the United States has access to the Internet. Given tools capable of bi-directional communication, the creation of an ***online recovery treatment*** service is justified and desperately needed.

Stay Clean has partnered with a ***HIPAA certified***, ***American Society of Addiction Medicine*** (ASAM) based, personalized, secure, ***Telemedicine*** provided protocol that is staffed by Licensed Certified Alcohol and Drug Counselors ***(LCADC)*** and certified ***Peer Counselors*** on a tested addiction platform to offer a comprehensive, adaptable, ***accessible and affordable*** treatment option

We make the following offer to invest for your consideration.

The Professional Team

Empowering Recovery Online



Kevin Pangburn
MFT,LCADC

Chief Clinical Officer



Michael Coleman,
EMT

President and Founder



Gene Gilchrist,
Ph.D.

Chief Executive Officer



Chip Norton

Chief Business
Development Officer

Treatment Framework

Empowering Recovery Online

Treatment

- Awareness
- Intervention
- Assessment
- Clinical Treatment
- Coaching
- Telehealth
- Continuity

and

Community

- Recovery Meetings
- Forums
- Daily Inspiration
- Life Management Tools
- Journaling
- Personalized Recovery

Long term success is enhanced by community

Treatment Process

Empowering Recovery Online


Marketing
Initiation
Therapeutic
Families
Internet
Unsolicited
Employers
unsolicited approach
from web
Stay Clean
▪ Web Page
▪ Call
▪ Email
▪ Text
Initiation/Response
• Not condition specific
• Not therapeutic
• Guiding
• Therapy Bias
Community
Treatment
Plan
Peer Specialist
• Not condition specific
• Not therapeutic
• Guiding
Clinical 1
• Introductory
• Assessment
Clinical 2
Exploration
Clinical 3
Clinical 4
Clinical n
Therapeutic Domain

The Company

Empowering Recovery Online

Counselors

State Licensed Clinicians operating under the direct supervision of Stay Clean's Chief Clinical Officer.

Peer Specialists

Peer counselors that are in active recovery and working in conjunction with Stay Clean Clinical Staff to support the ongoing clinical effort.

ASAM Assessment

The American Society of Addictive Medicine clinical assessment is the key methodology utilized to evaluate Substance Use Disorder and guide all clinical treatment activities.

Telemedicine

The technology platform that provides HIPAA compliant telemedicine, treatment protocols, secure messaging and billing activities.

Online Treatment

Ongoing Substance Use Disorder treatment is available to anyone with access to the internet via phone, laptop computer or tablet.

Online Forums/Meetings

Online forums and recovery meetings are operational and open to anyone in the recovery process at no cost.

Competitive Analysis

Empowering Recovery Online

STAY CLEAN

	Lion Rock	Beyond Treatment	Bright Eye	New Horizons	Online Substance Abuse	Recovery From Addiction	Right Recovery	Workit Health	Stay Clean
Telemedicine Platform	✓	✗	✗	✗	✗	✓	✓	✓	✓
Counseling									
Individual	✓	✓	✓	✓	✓	✓	✓	✓	✓
Group	✓	✗	✗	✗	✓	✗	✓	✗	✓
Accreditation	✓	✗	✗	✗	✗	✗	✗	✗	✗
Model	CBT	12 Step	CBT	?	CBT	?	Both	?	Both
Program	60 min	60 min	50 min 4	60 min 10	60 min 30	50 min 5	?	?	ASAM Directed Prescription
Cost	$200-$1,800 Monthly	$60 Per Hour	$296 For Program	$750 For Program	$1,100-$1,600 For Program	$115 Per Hour	$499 Per Month	?	Program Pricing
Payment									
Insurance	✓	✗	✗	✗	✗	✗	✓	✗	✓
Private Pay	✓	✓	✓	✓	✓	✓	✓	✓	✓
Community	✗	✗	✗	✗	✗	✗	✗	✗	✓
Note		Sole Proprietor	UK	Sole Proprietor			CA Only	MAT Only	

Future Valuation

Empowering Recovery Online

STAY CLEAN

Initial Value
Risk Method (of 2)

Management	2	Clinical/Medical/IT/Healthcare
Stage	2	2 Years Mkt Research
Political Risk	0	
Manufacture Risk	0	
Sales Risk	1	Experienced IT Sales
Funding Risk	1	
Competition	2	Little Adoption
Technology Risk	2	Tested Platform
Litigation Risk	0	Liability In Place
International Risk	0	
Reputation	1	Leadership
Exit	2	
Total	13	
@250,000		$3,250,000

Initial Value
Stage Method (of 5)

Innovative	3	$500,000
Good Plan	4	$1,000,000
Management	4	$1,000,000
Prototype	5	$5,000,000
Alliances	2	$5,000,000
Total	18	$8,900,000

Future *
EBITDA Model

Months 19-24 Average	$394,482
Annualized	$4,733,785
Discount 8.9%	$53,188,598

Future*
Gross Revenue Potential

Months 19-24 Average	$2,143,610
Annualized	$25,723,325
Multiple 3x	$77,169,976

*All projections are made in good faith but cannot be guaranteed

Investor Offering

Empowering Recovery Online

STAY CLEAN

Offering

Seed Round: $250K

Valuation: $4M

Membership: 5.9%

Return Projection: >10X*

Return Time Frame: 36 Months

Seed Round

Investor Reserve Rights

- Sell, Merge, Consolidate
- Change of Character
- Change of Business
- Recapitalization
- Dissolution
- Debt > $100K
- Reclassify Units

Management Structure

Management:

- Founder
- CEO
- Development Manager

*All projections are made in good faith but cannot be guaranteed

STAY CLEAN

Investor Solicitation

CONFIDENTIAL